SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                          ARC Wireless Solutions, Inc.
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                                (Name of Issuer)

               Common Stock, $0.0005 Par Value
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                         (Title of Class of Securities)

                                   03878k207
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                                 (CUSIP Number)

                         Brean Murray Carret Group Inc.
                              Tropic Isle Building
                                 P.O. Box 3331
                               Road Town, Tortola
                         British Virgin Islands VG 1110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 9, 2011
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03878k207                     13D                   Page 2 of 8 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Brean Murray Carret Group Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

 British Virgin Islands
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               7    SOLE VOTING POWER

              1,121,354
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,121,354
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,121,354
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 36.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03878k207                       13D                  Page 3 of 8 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

 Phyllis Quasha
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

               0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,121,354
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,121,354
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,121,354
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 36.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

 IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03878k207                      13D                   Page 4 of 8 Pages



________________________________________________________________________________
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, $0.0005 par value (the Common Stock), of ARC Wireless Solutions, Inc. (the Issuer), whose principal executive offices are located at 6330 North Washington Street, Denver, CO 80216.

________________________________________________________________________________
Item 2.  Identity and Background.

     This statement on Schedule 13D/A (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean") and Phyllis Quasha ("Quasha").

     The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

     The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

     Vicali Services (BVI) Inc.,a British Virgin Islands company ("Vicali"), is the sole director of Brean, and Susan V. Demers,a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali. Phyllia Quasha, an Australian citizen, owns all of the capital stock of Brean, as such, is in a position, indirectly, to determine the investment and voting positions made by Brean. Carret P.T., LP a Delaware limited partnership of which Brean serves as the general partner and sole limited partner. Brean holds its interest in the issuer through Carret P.T., L.P.

     The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address               Principal Business or Occupation


Brean Murray Carret Group Inc.          Investment holding company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Phyllis Quasha                          Retired
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Vicali Services (BVI) Inc.              Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers                         Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas                       Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110


     During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     As described in Item 5(c) below, Brean Murray purchased 442,462 shares of Common Stock for an aggregate purchase price of $1,370,018 and financed the purchases through cash on hand. The purchases were done through Carret P.T., L.P.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

     Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 1,121,354 shares of Common Stock as of August 17, 2011, which was approximatelty 36.3% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 3,091,350 shares of Common Stock outstanding as of August 1, 2011 as reported in the Issuer's 10-Q statement, as filed with the Securities and Exchange COmmission on August 12, 2011). As of August 16, 2011, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person         Shares Beneficially Owned   Percent of Outstanding

Brean Murray Carret Group Inc.           1,121,354                36.3%


Phyllis Quasha                           1,121,354                36.3%

     (b) Brean is deemed solely to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean. Because of their relationship to Brean as identified in Item 2 above, each of Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.

     (c) The following transactions were effective by the identified parties since the filing of a Schedule 13d by such parties on November 2, 2010:

Reporting Person    Date     Buy/Sell     Number of Shares      Price Per Share
Brean Murray       11-Dec-10    Buy          5,044 shares         $ 2.78
Brean Murray        9-Aug-11    Buy        200,000 shares         $ 3.10
Brean Murray        9-Aug-11    Buy         30,000 shares         $ 3.10
Brean Murray        9-Aug-11    Buy         70,574 shares         $ 3.10
Brean Murray        9-Aug-11    Buy         81,844 shares         $ 3.10
Brean Murray        9-Aug-11    Buy         25,000 shares         $ 3.10
Brean Murray        9-Aug-11    Buy         30,000 shares         $ 3.10

     The December 14, 2010 transaction listed above relating to Brean was effected on the NASDAQ Capital Market. All other transactions listed above were privately negotiated purchases.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     Jason Young, formerly an executive officer of the Issuer and currently a Board Member and representative of Brean, has been appointed by the Reporting Persons to effect the purposes described in Item 4 above. The Reporting Persons may grant Mr.Young proxies to vote the Common Stock held by each Reporting Person in the event a meeting is held as contemplated in Item 4.

     Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.




________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2011

BREAN MURRAY CARRET GROUP INC.
By: Vicali Services (BVI) Inc.

Its Director

By:    /s/ Susan V. Demers
Name:  Susan V. Demers
Title: Director



Phyllis Quasha